UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bristol-Myers Squibb Company

File No. 1-01136 - CF#30672

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        Bristol-Myers Squibb Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 14, 2014, as amended on April 3, 2014.

        Based on representations by Bristol-Myers Squibb Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10x   through February 14, 2024

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                            Kevin M. O'Neill
                            Deputy Secretary